

April 25, 2011

Via U.S. Mail and Facsimile to 502-633-6163

Norman L. Frohreich
Chief Executive Officer
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, BY 40065-8878

Dear Mr. Frohreich:

In your letter dated April 15, 2011, you requested that the staff waive the requirement to include a consent from the company's prior auditor Chisholm, Bierwolf, Nilson &
Morrill, LLC ("Chisholm") on your 2009 financial statements included in your 2010 Form 10-K.   The company filed its 2010 Form 10-K on April 15, 2011.

As we discussed on April 20, 2011, the PCAOB revoked the registration of Chisholm for cause. The company should not include Chisholm's audit report in any filings made on or after April 8, 2011 with the Commission. You should have a firm that is registered with the PCAOB re-audit the 2009 financial statements included in your 2010 10-K. Also, the company should immediately amend its 2010 10-K to label the columns of the 2009 financial statements as "Unaudited" and revise Note 11 to explain that the company will have its 2009 financial statements reaudited by its new auditor.

The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions, I can be reached at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant